As filed with the Securities and Exchange Commission on September 29, 2003
Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

MILLENNIUM PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-3177038
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

75 Sidney Street,
Cambridge, Massachusetts 02139
617-679-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kenneth M. Bate
Executive Vice President, Head of Commercial Operations and Chief Financial Officer
Millennium Pharmaceuticals, Inc.
75 Sidney Street
Cambridge, Massachusetts 02139
(617) 679-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David E. Redlick, Esq.
Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

        Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|_______.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   |_|_________.

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  |_|

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, $0.001 par value per share (including the associated Preferred Stock Purchase Rights)	13,007,585	$15.25	$198,365,671.25	$16,048.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(h) under the Securities Act of 1933, as amended and based upon the average of the high and low prices of the registrant's common stock on the NASDAQ National Market on September 26, 2003.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholder named in this prospectus is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
DATED SEPTEMBER 29, 2003

PROSPECTUS

13,007,585 Shares

Millennium Pharmaceuticals, Inc.

Common Stock

        This prospectus relates to resales of shares of common stock previously issued by us to Abbott Laboratories. The selling stockholder is offering 13,007,585 shares of our common stock.

        We will not receive any proceeds from the sale of the shares.

        Abbott Laboratories, or its pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

        Our common stock is traded on the NASDAQ National Market under the symbol “MLNM.” On September 26, 2003, the closing price of our common stock on NASDAQ was $14.77 per share. You should obtain current market quotations for our common stock.

        Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 2.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated ____________, 2003

        Our executive offices are located at 75 Sidney Street, Cambridge, Massachusetts 02139, and our telephone number is (617) 679-7000. Our address on the Internet is www.millennium.com. The information on our web site is not incorporated by reference into this prospectus and should not be considered a part of this prospectus. Unless the context otherwise requires, references in this prospectus to “Millennium,” “we,” and “our” refer to Millennium Pharmaceuticals, Inc. and its subsidiaries.

        The following Millennium trademarks are used in this prospectus: Millennium®, Millennium Pharmaceuticals™, VELCADE™ (bortezomib) for Injection, and INTEGRILIN® (eptifibatide) Injection. All are covered by registrations or pending applications for registration in the United States Patent and Trademark Office and many other countries. CAMPATH® is a registered trademark of ILEX Pharmaceuticals, L.P., ReoPro® is a trademark of Eli Lilly and Company, Aggrastat® is a trademark of Merck & Co., Inc. and Thalomid® (thalidomide) is a registered trademark of Celgene Corporation. Other trademarks used in this prospectus are the property of their respective owners.

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PROSPECTUS SUMMARY

        This summary contains information about us and this offering. This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” on page 2 of this prospectus, and the additional information about us to which we refer you in the section of this prospectus entitled “Where You Can Find More Information.”

Millennium Pharmaceuticals, Inc.

        We are a leading biopharmaceutical company focused on developing and commercializing products in multiple disease areas. We currently have a cardiovascular disease product and a cancer product on the market. We also have other potential products in various stages of preclinical and clinical development in both of those areas and in the inflammatory disease area.

        Our strategy is to advance multiple products in several focus areas through clinical trials and regulatory approvals and to be involved in the marketing and sale of many of these products. A key element of our strategy in the disease areas on which we are focused is to build a sustainable pipeline of innovative new treatments based on our understanding of how particular molecular pathways that are involved in specific disease areas affect the instigation and progression of specific diseases.

        We plan to develop and commercialize many of our products on our own, but will seek development and commercial partners when we believe that doing so will maximize product value. For example, we have entered into sales and marketing alliances with major pharmaceutical companies for VELCADE and INTEGRILIN and plan to do so in the future for products in disease areas that require large sales forces or to address markets outside the United States.

VELCADE™ (bortezomib) for Injection

        VELCADE, was approved for marketing in the United States in May 2003 as a treatment for patients with multiple myeloma who have received at least two prior therapies and demonstrated disease progression on the last therapy. We commercially launched VELCADE in the United States shortly after receiving marketing approval. We have recruited an oncology sales force which is currently marketing VELCADE in the United States. In February 2003, we submitted a complete Marketing Authorization Application to the European Agency for the Evaluation of Medicinal Products for the approval of VELCADE.

        On June 30, 2003, we entered into an agreement with Ortho Biotech Products, L.P., a wholly owned subsidiary of Johnson & Johnson, to collaborate on the commercialization and continued clinical development of VELCADE. Under the terms of the agreement, we retain all commercialization rights to and profits from VELCADE in the United States. Subject to obtaining regulatory approvals of VELCADE outside the United States, Ortho Biotech and its affiliate, Janssen-Cilag, will commercialize VELCADE outside of the United States. We are entitled to royalties from Ortho Biotech and its affiliate Janssen-Cilag on sales of VELCADE outside of the United States. We also retain an option to copromote VELCADE at a future date in certain European countries.

INTEGRILIN® (eptifibatide) Injection

        Our market-leading cardiovascular product, INTEGRILIN, has been marketed in the United States since 1998 and outside the United States since 1999. In the United States, we copromote INTEGRILIN with Schering-Plough Ltd. and Schering-Plough Corporation, together referred to as SGP, and share profits and losses. Outside the United States, SGP sells INTEGRILIN pursuant to a royalty-bearing license.

        Historically, we have formed strategic alliances with major participants in marketplaces where our discovery expertise and technology platform are applicable. These agreements include alliances based on the transfer of technology platforms, alliances which combine technology transfer with a focus on a specific disease or therapeutic approach, and disease-focused programs under which we conduct research funded by our collaborators. Our disease-based alliances and alliances which combine technology-transfer with a disease focus are generally structured as research collaborations. Under these arrangements, we perform research in a specific disease area aimed at discoveries leading to novel pharmaceutical (small molecule) products. These alliances generally provide research funding over an initial period, with renewal provisions, varying by agreement. Under these agreements, our collaborators may make up-front payments, additional payments upon the achievement of specific research and product development milestones, ongoing research funding and/or pay royalties to or in some cases share profits with us based upon any product sales resulting from the collaboration. In certain alliances, we also may receive equity investments from our collaborators.

THE OFFERING

Common Stock offered by selling stockholder	13,007,585 shares

Use of proceeds	We will not receive any proceeds from the sale of shares in this offer.

NASDAQ National Market Symbol	Our common stock is traded on the NASDAQ National Market under the symbol MLNM.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer, possibly materially. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Regulatory Risks

Our business may be harmed if we do not obtain approval to market INTEGRILIN® (eptifibatide) Injection and VELCADE™ (bortezomib) for Injection for additional therapeutic uses.

        INTEGRILIN and VELCADE have been approved for specific therapeutic uses. Part of our strategy to grow our business is to market INTEGRILIN and VELCADE for additional indications. To do so, we will need to obtain the appropriate regulatory approvals. If we are unsuccessful in obtaining authorizations for expanded uses of INTEGRILIN or VELCADE, our revenues may not grow as expected and our business and operating results will be harmed.

We may not be able to obtain approval in additional jurisdictions to market VELCADE.

        We have filed a Marketing Authorization Application with the European Agency for the Evaluation of Medicinal Products, or EMEA, for approval to market VELCADE. The EMEA may not grant marketing approval for VELCADE within the time frame that we anticipate or at all. For example, we filed our application for the approval of VELCADE by the EMEA based on phase II clinical trial data. It is possible that the EMEA will not approve VELCADE for marketing prior to our completion of the ongoing phase III clinical trials of VELCADE and the filing of the results of such phase III trials with the EMEA.

        If we are not able to obtain approval to market VELCADE in additional jurisdictions, we will lose the opportunity to sell in those jurisdictions and will not be able to earn potential milestone payments under our agreement with Ortho Biotech.

We may not be able to obtain marketing approval for products or services resulting from our development efforts.

        The products that we are developing require research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. This process is expensive and lengthy, and can often take a number of years. In some cases, the length of time that it takes for us to achieve various regulatory approval milestones affects the payments that we are eligible to receive under our strategic alliance agreements.

        We may need to successfully address a number of technological challenges in order to complete development of our products. Moreover, these products may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

If we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market.

        Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, is subject to continual review and periodic inspections by the Food and Drug Administration, or FDA, and other regulatory bodies. In particular, the marketing approval that we received from the FDA for VELCADE requires that we satisfactorily complete specified post-approval clinical trials of this product. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market or the imposition of civil or criminal penalties.

We have only limited experience in regulatory affairs, and some of our products may be based on new technologies; these factors may affect our ability or the time we require to obtain necessary regulatory approvals.

        We have only limited experience in filing and prosecuting the applications necessary to gain regulatory approvals. Moreover, certain of the products that are likely to result from our research and development programs may be based on new technologies and new therapeutic approaches that have not been extensively tested in humans. The regulatory requirements governing these types of products may be more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with any products that we develop based on these new technologies or new therapeutic approaches.

Risks Relating to Our Business, Strategy and Industry

Our revenues over the next several years will be materially dependent on the commercial success of INTEGRILIN® (eptifibatide) Injection and VELCADE™ (bortezomib) for Injection.

        Our revenues over the next several years will be materially dependent on the commercial success of INTEGRILIN, which has been on the market in the United States since June 1998, and VELCADE, which was approved by the FDA in May 2003 and commercially launched in the United States shortly after that date. Because of the recent introduction of VELCADE, we have very limited experience as to the sales levels of this product. Marketing of INTEGRILIN outside the United States commenced in mid-1999. Demand for GP IIb-IIIa inhibitors, such as INTEGRILIN, has been softening since the beginning of 2003. Our business plan contemplates our receiving marketing authorization to sell VELCADE outside the United States for the treatment of patients with multiple myeloma and both in the United States and abroad for other indications. We will not achieve our business plan, and we may be forced to scale back our operations and research and development programs, if:

•	we do not obtain regulatory approval to sell INTEGRILIN for additional therapeutic uses;

•	physicians change their patterns for prescribing GP IIb-IIIa inhibitors, such as INTEGRILIN, for the current indications of INTEGRILIN; or

•	the sales of VELCADE do not meet our expectations.

We face substantial competition, and others may discover, develop or commercialize products and services before or more successfully than we do.

        The fields of biotechnology and pharmaceuticals are highly competitive. Many of our competitors are substantially larger than we are, and these competitors have substantially greater capital resources, research and development staffs and facilities than we have. Furthermore, many of our competitors are more experienced than we are in drug discovery, development and commercialization, obtaining regulatory approvals and product manufacturing and marketing. As a result, our competitors may discover, develop and commercialize pharmaceutical products or services before we do. In addition, our competitors may discover, develop and commercialize products or services that render non-competitive or obsolete the products or services that we or our collaborators have developed or are seeking to develop and commercialize.

        Due to the incidence and severity of cardiovascular diseases, the market for therapeutic products that address these diseases is large, and we expect the already intense competition in this field to increase. Our most significant competitors are major pharmaceutical companies and biotechnology companies. The two products that compete directly with INTEGRILIN® (eptifibatide) Injection in the GP IIb-IIIa market segment are ReoPro® (abciximab), which is produced by Johnson & Johnson and sold by Johnson & Johnson and Eli Lilly and Company, and Aggrastat® (tirofiban HCl), which is produced and sold by Merck & Co., Inc. Other competitive factors that could negatively affect INTEGRILIN include:

•	competition from drug-coated stents;

•	expanded use of heparin replacement therapies in patients undergoing balloon angioplasty; and

•	increased use of another class of anti-platelet drugs known as ADP inhibitors in patients whose symptoms make them potential candidates for treatment with INTEGRILIN.

        With respect to VELCADE™ (bortezomib) for Injection, we face competition from Celgene Corporation’s Thalomid® (thalidomide), a treatment for complications associated with leprosy, which is increasingly used for multiple myeloma based on data published in peer-reviewed publications. We also face competition for VELCADE from traditional chemotherapy treatments, and there are other potentially competitive therapies for VELCADE that are in late-stage clinical development for the treatment of multiple myeloma. In addition, multiple myeloma therapies in development may reduce the number of patients available for VELCADE treatment through enrollment of these patients in clinical trials of these potentially competing products.

Sales of INTEGRILIN and possibly VELCADE in particular reporting periods may be affected by fluctuations in buying patterns.

        A significant portion of INTEGRILIN domestic pharmaceutical sales is made to major drug wholesalers. These sales are affected by fluctuations in the buying patterns of these wholesalers and the corresponding changes in inventory levels maintained by them. These changes may not reflect underlying prescriber demand. Additionally, we expect that sales from INTEGRILIN will generally be lower in the summer months because fewer medical procedures are typically performed during these months. These fluctuations in sales of INTEGRILIN may have a material adverse effect on our results of operations for particular reporting periods. It is possible that sales of VELCADE will be similarly affected by fluctuations in buying patterns.

Because discovering drugs based upon genomics is new, it is possible that our discovery process will not result in commercial products or services.

        The process of discovering drugs based upon genomics is new and evolving rapidly. We focus a portion of our research on diseases that may be linked to several or many genes working in combination. Both we and the general scientific and medical communities have only a limited understanding of the role that genes play in these diseases. To date, we have not commercialized any products discovered through our genomics research, and we may not be successful in doing so in the future. In addition, relatively few products based on gene discoveries have been developed and commercialized by others. Rapid technological development by us or others may result in compounds, products or processes becoming obsolete before we recover our development expenses.

If our clinical trials are unsuccessful, or if they experience significant delays, our ability to commercialize products will be impaired.

        We must provide the FDA and foreign regulatory authorities with preclinical and clinical data demonstrating that our products are safe and effective before they can be approved for commercial sale. Clinical development, including preclinical testing, is a long, expensive and uncertain process. It may take us several years to complete our testing, and failure can occur at any stage of testing. Interim results of preclinical or clinical studies do not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to the FDA. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results from a preclinical study or clinical trial, adverse medical events during a clinical trial or safety issues resulting from products of the same class of drug could cause a preclinical study or clinical trial to be repeated or a program to be terminated, even if other studies or trials relating to the program are successful. For example, in 2002, we discontinued the development of MLN977 for the treatment of chronic asthma, because three patients in a phase II clinical study experienced elevations in their liver enzymes that were likely related to the use of the product. This adverse event might substantially diminish the commercial viability of MLN977 as an oral drug for the treatment of chronic asthma.

        We may not complete our planned preclinical or clinical trials on schedule or at all. We may not be able to confirm the safety and efficacy of our potential drugs in long-term clinical trials, which may result in a delay or failure to commercialize our products. In addition, due to the substantial demand for clinical trial sites in the cardiovascular area, we may have difficulty obtaining a sufficient number of appropriate patients or clinician support to conduct our clinical trials as planned. As a result, we may have to expend substantial additional funds to obtain access to resources or delay or modify our plans significantly. Our product development costs will increase if we experience delays in testing or approvals. Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or potential products.

We may not be able to obtain biological material, including human and animal DNA and RNA samples, required for our genetic studies, which could delay or impede our drug discovery efforts.

        Our drug discovery strategy uses genetic studies of families and populations prone to particular diseases. These studies require the collection of large numbers of DNA and RNA samples from affected individuals, their families and other suitable populations as well as animal models. The availability of DNA and RNA samples and other biological material is important to our ability to discover the genes responsible for human diseases through human genetic approaches and other studies. Competition for these resources is intense. Access to suitable populations, materials and samples could be limited by forces beyond our control, including governmental actions. Some of our competitors may have obtained access to significantly more family and population resources and biological materials than we have obtained. As a result, we may not be able to obtain access to DNA and RNA samples necessary to support our human discovery programs.

Because many of the products and services that we develop will be based on new technologies and therapeutic approaches, the market may not be receptive to these products and services upon their introduction.

        The commercial success of any of our products and services for which we may obtain marketing approval from the FDA or other regulatory authorities will depend upon their acceptance by the medical community and third party payors as clinically useful, cost-effective and safe. Many of the products and services that we are developing are based upon new technologies or therapeutic approaches. As a result, it may be more difficult for us to achieve market acceptance of our products and services, particularly the first products and services that we introduce to the market based on new technologies and therapeutic approaches. Our efforts to educate the medical community on these potentially unique approaches may require greater resources than would be typically required for products and services based on conventional technologies or therapeutic approaches. The safety, efficacy, convenience and cost-effectiveness of our products as compared to competitive products will also affect market acceptance.

Ethical, legal and social issues related to the use of genetic information and genetic testing may cause less demand for our products.

        Genetic testing has raised issues regarding confidentiality and the appropriate uses of the resulting information. This could lead to governmental authorities calling for limits on or regulation of the use of genetic testing or prohibiting testing for genetic predisposition to certain diseases. Any of these scenarios could hinder our ability to enroll patients in clinical trials which are necessary for us to gain regulatory approval of our products.

Risks Relating to Our Financial Results and Need for Financing

We have incurred substantial losses and expect to continue to incur losses. We will not be successful unless we reverse this trend.

        We have incurred losses of $245.0 million for the six months ended June 30, 2003 and losses of $590.2 million for the year ended December 31, 2002, $192.0 million for the year ended December 31, 2001 and $355.3 million for the year ended December 31, 2000. We expect to continue to incur substantial operating losses for at least the next several years. Prior to our acquisition of COR Therapeutics, Inc., substantially all of our revenues resulted from payments from collaborators, and not from the sale of products. In 2002, we recognized significant investment income from our investment portfolio. We expect that investment income will be lower in 2003 as a result of lower cash balances and lower returns on investments.

        We expect to continue to incur significant expenses in connection with our research and development programs and commercialization activities. As a result, we will need to generate significant revenues to pay these costs and achieve profitability. We cannot be certain whether or when we will become profitable because of the significant uncertainties with respect to our ability to generate revenues from the sale of products and services and from existing and potential future strategic alliances.

We may need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing or doing so on unattractive terms could adversely affect our business and operations.

        We will require substantial funds to conduct research and development, including preclinical testing and clinical trials of our potential products. We will also require substantial funds to meet our obligations to our collaborators and maximize the prospective benefits to us from our alliances, manufacture and market products and services that are approved for commercial sale, including INTEGRILIN® (eptifibatide) Injection and VELCADE™ (bortezomib) for Injection, and meet our debt service obligations. Additional financing may not be available when we need it or may not be available on favorable terms.

        If we are unable to obtain adequate funding on a timely basis, we may have to delay or curtail our research and development programs or our product commercialization activities. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain of our technologies, product candidates or products which we would otherwise pursue on our own.

Our indebtedness and debt service obligations may adversely affect our cash flow and otherwise negatively affect our operations.

        At June 30, 2003, we had approximately $105.5 million of outstanding convertible debt. During each of the last five years, our earnings were insufficient to cover our fixed charges. We will be required to make interest payments on our outstanding convertible notes totaling approximately $16.8 million over the next three years, assuming our convertible debt remains outstanding until maturity.

        We may in the future incur additional indebtedness, including long-term debt, credit lines and property and equipment financings to finance capital expenditures. We intend to satisfy our current and future debt service obligations from cash generated by our operations, our existing cash and investments and, in the case of principal payments at maturity, funds from external sources. We may not have sufficient funds and we may be unable to arrange for additional financing to satisfy our principal or interest payment obligations when those obligations become due. Funds from external sources may not be available on acceptable terms, or at all.

        Our indebtedness could have significant additional negative consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures and research and development;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

We have sold our interest in CAMPATH® (alemtuzumab) humanized monoclonal antibody; our financial plan assumes we will receive future significant payments that are contingent on the achievement of sales thresholds for the product.

        On December 31, 2001, ILEX Oncology, Inc. acquired our equity interest in Millennium & ILEX Partners, L.P. or M&I, which owns the CAMPATH product. In exchange for our equity interest in M&I, ILEX paid us $20.0 million on December 31, 2001 plus additional consideration contingent upon future sales of CAMPATH. We earned $40.0 million of such consideration in the second quarter of 2002 and an additional $40.0 million in the second quarter of 2003, a portion of which ILEX paid to us in the form of their stock. To date, we have received payments in the form of cash and ILEX stock of $80.0 million from ILEX related to CAMPATH. In addition, we will be entitled to additional payments from ILEX if United States sales of CAMPATH after 2004 exceed specified annual thresholds. If these thresholds are not achieved, we will not receive any future additional payments related to CAMPATH. We have no ability to influence the actions of the entity that owns CAMPATH. Therefore, we have no control over the financial success of CAMPATH or our ability to earn additional revenues from the product.

If we do not achieve the anticipated benefits of our recently announced restructuring, or if the costs of this restructuring exceed anticipated levels, our business could be harmed.

        On June 5, 2003, we announced a restructuring designed to focus our resources on development and commercialization of product opportunities and achieving our goal of becoming profitable in the future. We may not achieve the cost savings anticipated from the restructuring because such savings are difficult to predict and speculative in nature. In addition, during 2003, 2004 and 2005 we expect to record total charges relating to the restructuring of between $225.0 million and $250.0 million. While we believe this estimate to be reasonable, it is possible that the actual charges will exceed this range. For example, we may not be able to lease facilities that we plan to close in connection with the restructuring as quickly or on as favorable terms as we anticipate.

Risks Relating to Collaborators

We depend significantly on our collaborators to work with us to develop and commercialize products and services.

        We market and sell INTEGRILIN® (eptifibatide) Injection through an alliance with SGP and, following any regulatory approvals outside of the United States, will develop and commercialize VELCADE™ (bortezomib) for Injection outside of the United States through an alliance with Ortho Biotech Products, L.P., a wholly owned subsidiary of Johnson & Johnson. We conduct substantial discovery and development activities through strategic alliances. We expect to enter into additional alliances in the future, especially in connection with product commercialization. The success of our alliances depends heavily on the efforts and activities of our collaborators.

Each of our collaborators has significant discretion in determining the efforts and resources that it will apply to the alliance. Our existing and any future alliances may not be scientifically or commercially successful.

        The risks that we face in connection with these alliances include the following:

•	All of our strategic alliance agreements are for fixed terms and are subject to termination under various circumstances, including, in many cases, on short notice without cause. For example, we agreed to end our joint development and commercialization agreement with Abbott Laboratories in August 2003, our technology transfer alliance with Aventis Pharmaceuticals, Inc. ended in July 2003 and we expect the research phase of our five-year alliance with Bayer AG to terminate in October 2003.

•	In our strategic alliance agreements, we generally agree not to conduct specified types of research and development in the field that is the subject of the alliance. These agreements may have the effect of limiting the areas of research and development that we may pursue, either alone or in collaboration with third parties.

•	Our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products and services that are the subject of the alliance with us.

•	Our collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries. The ability of certain of our products to reach their potential could be limited if our collaborators decrease or fail to increase spending related to such products.

•	We expect to rely on our collaborators to manufacture many products covered by our alliances. For example, SGP is one of the manufacturers of INTEGRILIN® (eptifibatide) Injection.

We may not be successful in establishing additional strategic alliances, which could adversely affect our ability to develop and commercialize products and services.

        An important element of our business strategy is entering into strategic alliances for the development and commercialization of products and services when we believe that doing so will maximize product value. In some instances, if we are unsuccessful in reaching an agreement with a suitable collaborator, we may fail to meet certain of our business objectives for the applicable product or program. We face significant competition in seeking appropriate collaborators. Moreover, these alliance arrangements are complex to negotiate and time-consuming to document. We may not be successful in our efforts to establish additional strategic alliances or other alternative arrangements. The terms of any additional strategic alliances or other arrangements that we establish may not be favorable to us. Moreover, such strategic alliances or other arrangements may not be successful.

Risks Relating to Intellectual Property

If we are unable to obtain patent protection for our discoveries, the value of our technology and products will be adversely affected. If we infringe patent or other intellectual property rights of third parties, we may not be able to develop and commercialize our products and services or the cost of doing so may increase.

        Our patent positions, and those of other pharmaceutical and biotechnology companies, are generally uncertain and involve complex legal, scientific and factual questions.

        Our ability to develop and commercialize products and services depends in significant part on our ability to:

•	obtain patents;

•	obtain licenses to the proprietary rights of others on commercially reasonable terms;

•	operate without infringing upon the proprietary rights of others;

•	prevent others from infringing on our proprietary rights; and

•	protect trade secrets.

There is significant uncertainty about the validity and permissible scope of patents in our industry, which may make it difficult for us to obtain patent protection for our discoveries.

        The validity and permissible scope of patent claims in the pharmaceutical and biotechnology fields, including the genomics field, involve important unresolved legal principles and are the subject of public policy debate in the United States and abroad. For example, there is significant uncertainty both in the United States and abroad regarding the patentability of gene sequences in the absence of functional data and the scope of patent protection available for full-length genes and partial gene sequences. Moreover, some groups have made particular gene sequences available in publicly accessible databases. These and other disclosures may adversely affect our ability to obtain patent protection for gene sequences claimed by us in patent applications that we file subsequent to such disclosures. There is also some uncertainty as to whether human clinical data will be required for issuance of patents for human therapeutics. If such data are required, our ability to obtain patent protection could be delayed or otherwise adversely affected.

Third parties may own or control patents or patent applications and require us to seek licenses, which could increase our development and commercialization costs, or prevent us from developing or marketing our products or services.

        We may not have rights under some patents or patent applications related to some of our existing and proposed products, processes or services. Third parties may own or control these patents and patent applications in the United States and abroad. Therefore, in some cases, such as those described below, in order to develop, manufacture, sell or import some of our existing and proposed products, processes or services, we or our collaborators may choose to seek, or be required to seek, licenses under third-party patents issued in the United States and abroad or those that might issue from United States and foreign patent applications. In such event, we would be required to pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our collaborators may not be able to develop, manufacture, sell or import these products, processes or services.

        With respect to our product candidate MLN01, we are aware of third-party patents and patent applications which relate to anti-CD18 antibodies and their use in various methods of treatment, including methods of reperfusion therapy and methods of treating focal ischemic stroke. In addition, our MLN01 and MLN02 product candidates are humanized monoclonal antibodies. We are aware of third-party patents and patent applications that relate to humanized or modified antibodies, products useful for making humanized or modified antibodies and processes for making and using humanized or modified antibodies. We are also aware of third-party patents and patent applications relating to manufacturing processes for humanized or modified antibodies, products thereof and materials useful in such processes. With respect MLN591RL and MLN2704, we are also aware of third-party patent applications relating to anti-PSMA antibodies.

        With respect to VELCADE™ (bortezomib) for Injection and other proteasome inhibitors in the treatment of myocardial infarctions, we are aware of the existence of a potentially interfering patent application filed by a third party. In addition, on June 26, 2002, Ariad Pharmaceuticals, Inc. sent to us and approximately 50 other parties a letter offering a sublicense for the use of United States Patent No. 6,410,516, which is exclusively licensed to Ariad.

If this patent is valid and Ariad successfully sues us for infringement, we would require a license from Ariad in order to manufacture and market VELCADE™ (bortezomib) for Injection.

We may become involved in expensive patent litigation or other proceedings, which could result in our incurring substantial costs and expenses or substantial liability for damages or require us to stop our development and commercialization efforts.

        There has been substantial litigation and other proceedings regarding the patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights. For example, we believe that we hold patent applications that cover genes that are also claimed in patent applications filed by others. Interference proceedings before the United States Patent and Trademark Office may be necessary to establish which party was the first to invent these genes.

        The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other proceeding is resolved against us, we or our collaborators may be enjoined from developing, manufacturing, selling or importing our products, processes or services without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

        Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Risks Relating to Product Manufacturing, Marketing and Sales

Because we have limited sales, marketing and distribution experience and capabilities, we may be dependent on third parties to successfully perform these functions on our behalf, or we may be required to incur significant costs and devote significant efforts to augment our existing capabilities.

        We have limited sales, marketing and distribution experience and capabilities. These capabilities consist primarily of the specialty cardiovascular sales force that markets INTEGRILIN® (eptifibatide) Injection and a recently hired oncology-specific sales force that markets VELCADE. We are marketing and selling VELCADE in the United States solely through our new oncology sales force and without a collaborator. Our success in selling VELCADE will depend heavily on the performance of this sales force.

        Depending on the nature of the products and services for which we obtain marketing approval, we may need to rely significantly on sales, marketing and distribution arrangements with our collaborators and other third parties. For example, some types of pharmaceutical products require a large sales force and extensive marketing capabilities for effective commercialization. If in the future we elect to perform sales, marketing and distribution functions for these types of products ourselves, we would face a number of additional risks, including the need to recruit a large number of additional experienced marketing and sales personnel.

Because we have limited manufacturing capabilities, we will be dependent on third-party manufacturers to manufacture products for us, or we will be required to incur significant costs and devote significant efforts to establish our own manufacturing facilities and capabilities.

        We have limited manufacturing experience and no commercial-scale manufacturing capabilities. In order to continue to develop products and services, apply for regulatory approvals and commercialize products and services, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities. In particular, we are currently seeking to establish long-term supply relationships for the production of commercial supplies of VELCADE.

        We currently rely upon third parties to produce material for preclinical testing purposes and expect to continue to do so in the future. We also expect to rely upon other third parties, including our collaborators, to produce materials required for clinical trials and for the commercial production of certain of our products.

        There are a limited number of manufacturers that operate under the FDA’s good manufacturing practices regulations capable of manufacturing our products. As a result, we have experienced some difficulty finding manufacturers for our products with adequate capacity for our anticipated future needs. If we are unable to arrange for third-party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

        Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

        We may in the future elect to manufacture certain of our products in our own manufacturing facilities. We would need to invest substantial additional funds and recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

We face particular challenges in connection with the manufacture of INTEGRILIN® (eptifibatide) Injection; if we do not meet these challenges, our revenues and income will be adversely affected.

        With respect to INTEGRILIN, we have two manufacturers that produce bulk product and two manufacturers that perform fill/finish and packaging. If we do not have adequate supplies of INTEGRILIN to meet market demand, we may lose potential revenues, and the healthcare community may turn to competing products.

        SGP, one of the manufacturers that performs fill/finish and packaging of INTEGRILIN, had suspended performing these services at its Manati facility in Puerto Rico. SGP has restarted the fill/finish and packaging of INTEGRILIN at this facility for European sales, but not for sales to the United States. We are working with SGP to identify alternative fill/finish and packaging suppliers to serve as future sources of supply. Although we believe that the fill/finish and packaging performed by our primary manufacturer is sufficient to meet our requirements for INTEGRILIN supply in the United States for the foreseeable future, our inability to resolve the issues relating to the Manati facility could adversely affect the supply of INTEGRILIN and, thereby, harm our results of operations.

        We expect to improve or modify our existing process technologies and manufacturing capabilities for INTEGRILIN® (eptifibatide) Injection. We cannot quantify the time or expense that may ultimately be required to improve or modify our existing process technologies, but it is possible that such time or expense could be substantial. Moreover, we may not be able to implement any of these improvements or modifications successfully.

        Our manufacturing plans and commercialization strategy for INTEGRILIN include the addition of extra capacity for the manufacture of INTEGRILIN. This will require us to establish multiple third-party manufacturing arrangements on commercially reasonable terms. We may not be able to do so, and, even if such arrangements are established, they may not continue to be available to us on commercially reasonable terms. If we are unable to obtain contract manufacturing on commercially acceptable terms, we may not be able to produce INTEGRILIN in sufficient quantities to meet future market demand.

        We frequently carry significant amounts of INTEGRILIN in inventory. If for some reason we were unable to sell INTEGRILIN, our inventory could expire and we would be required to write-off the value of the expired inventory.

If we fail to obtain an adequate level of reimbursement for our products or services by third-party payors, there may be no commercially viable markets for our products or services.

        The availability and levels of reimbursement by governmental and other third-party payors affect the market for any pharmaceutical product or healthcare service. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products and services. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products and services profitably if reimbursement is unavailable or limited in scope or amount.

        In particular, third-party payors could lower the amount that they will reimburse hospitals to treat the conditions for which the FDA has approved INTEGRILIN® (eptifibatide) Injection or VELCADE™ (bortezomib) for Injection. If they do, pricing levels or sales volumes of INTEGRILIN or VELCADE may decrease. In addition, if we fail to comply with the rules applicable to the Medicaid and Medicare programs, we could be subject to the imposition of civil or criminal penalties or exclusion from these programs.

        In foreign markets, a number of different governmental and private entities determine the level at which hospitals will be reimbursed for administering INTEGRILIN and VELCADE to insured patients. If these levels are set, or reset, too low, it may not be possible to sell INTEGRILIN or VELCADE at a profit in these markets.

        In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaborators and market our products.

        In addition, we believe that the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of our present and future products, which may adversely affect product sales. Further, when a new therapeutic product is approved, the availability of governmental or private reimbursement for that product is uncertain, as is the amount for which that product will be reimbursed. We cannot predict the availability or amount of reimbursement for our product candidates, and current reimbursement policies for INTEGRILIN or VELCADE could change at any time.

We face a risk of product liability claims and may not be able to obtain insurance.

        Our business exposes us to the risk of product liability claims that is inherent in the manufacturing, testing and marketing of human therapeutic products. In particular, INTEGRILIN and VELCADE are administered to patients with serious diseases who have a high incidence of mortality. Although we have product liability insurance that we believe is appropriate, this insurance is subject to deductibles, co-insurance requirements and coverage limitations and the market for such insurance is becoming more restrictive. We may not be able to obtain or maintain adequate protection against potential liabilities. If we are unable to obtain insurance at acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position. These liabilities could prevent or interfere with our product commercialization efforts.

Guidelines and recommendations can affect the use of our products.

        Government agencies promulgate regulations and guidelines directly applicable to us and to our products. In addition, professional societies, practice management groups, private health and science foundations and organizations involved in various diseases from time to time may also publish guidelines or recommendations to the health care and patient communities. Recommendations of government agencies or these other groups or organizations may relate to such matters as usage, dosage, route of administration and use of concomitant therapies. Recommendations or guidelines that are followed by patients and health care providers could result in decreased use of our products.

Risks Relating to an Investment in Our Common Stock

The trading price of our securities could be subject to significant fluctuations.

        The trading price of our common stock has been volatile, and may be volatile in the future. Between January 1, 2003 and June 30, 2003, our common stock traded as high as $18.36 per share and as low as $6.24 per share. Factors such as announcements of our or our competitors’ operating results, changes in our prospects and market conditions for biotechnology stocks in general could have a significant impact on the future trading prices of our common stock.

        In particular, the trading price of the common stock of many biotechnology companies, including ours, has experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were affected. Some of the factors that may cause volatility in the price of our securities include:

•	product revenues;

•	clinical trial results and regulatory developments;

•	quarterly variations in financial results;

•	business and product market cycles;

•	fluctuations in customer requirements;

•	availability and utilization of manufacturing capacity;

•	timing of new product introductions; and

•	our ability to develop and implement new technologies.

        The price of our securities may also be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in our product markets. While we cannot predict the individual effect that these factors may have on the price of our securities, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time. There can be no assurance that these factors will not have an adverse effect on the trading price of our common stock.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

        Provisions of our certificate of incorporation and bylaws and of Delaware law could have the effect of delaying, deferring or preventing an acquisition of our company. For example, we have divided our board of directors into three classes that serve staggered three-year terms, we may issue shares of our authorized “blank check” preferred stock and our stockholders are limited in their ability to call special stockholder meetings. In addition, we have issued preferred stock purchase rights that would adversely affect the economic and voting interests of a person or group that seeks to acquire us or a 15% or more interest in our common stock without negotiations with our board of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, strategic alliances, intellectual property or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares by the selling stockholder.

        The selling stockholder will pay any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees and fees and expenses of our counsel and our independent accountants.

SELLING STOCKHOLDER

        We issued the shares of common stock covered by this prospectus in a private placement in connection with our investment agreement with Abbott Laboratories dated March 9, 2001. Under the investment agreement, between April 11, 2001 and March 7, 2003, Abbott purchased 15,507,914 shares of our common stock for aggregate consideration of $250.0 million. We entered into the investment agreement with Abbott in connection with our strategic alliance with Abbott covering joint discovery, development and commercialization of a full spectrum of both drugs and diagnostics for the treatment and management of obesity and type 2 diabetes. Under this alliance, we agreed with Abbott to share equally the cost of developing, manufacturing and marketing products on a worldwide basis. In connection with our June 2003 restructuring plan, we discontinued our efforts in the metabolic disease area. As a result, we and Abbott agreed to terminate our alliance and we agreed to register the shares of common stock covered by this prospectus.

        The selling stockholder has agreed not to sell more than 750,000 shares of the common stock covered by this prospectus in any calendar week or more than 3,000,000 shares of the common stock covered by this prospectus in any calendar three month period. Besides these limitations, we do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder might not sell any or all of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares other than those mentioned above, we can not estimate the number of shares that will be held by the selling stockholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.

        The following table sets forth, to our knowledge, certain information about the selling stockholder as of September 29, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. To our knowledge, the selling stockholder named in the table has sole voting and investment power with respect to its shares of common stock.

	Shares of Common Stock Beneficially Owned Prior to Offering			Shares of Common Stock Beneficially Owned After Offering
Name	Number	Percentage	Shares of Common Stock Offered	Number	Percentage
Abbott Laboratories	13,254,685	4.4%	13,007,585	247,100	less than 1%

PLAN OF DISTRIBUTION

        The selling stockholder may offer and sell the shares covered by this prospectus from time to time. The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge or other non-sale related transfer. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholder may sell its shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the NASDAQ National Market;

•	in privately negotiated transactions; and

•	in options transactions.

        In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        In connection with distributions of the shares or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholder may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling stockholder may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction.

        In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder in customary or specifically negotiated amounts.

        In offering the shares covered by this prospectus, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be treated as “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. Any profits realized by the selling stockholder and the compensation of any broker-dealer may be treated as underwriting discounts and commissions.

        Our common stock is listed on the NASDAQ National Market.

        In order to comply with the securities laws of some states, the selling stockholder may be required to sell its shares in such jurisdictions only through registered or licensed brokers or dealers. In addition, some states may restrict the selling stockholder from selling its shares unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. In addition, we will make copies of this prospectus, as it may be amended or supplemented from time to time, available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act of 1933. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

        At the time a particular offer of shares is made, if required, we will distribute a prospectus supplement that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public. In addition, to the extent required, we may amend or supplement this prospectus from time to time to describe a particular plan of distribution.

        We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act of 1933.

        We have agreed with the selling stockholder to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) March 7, 2005, (2) the date on which all of the shares registered under the registration statement are sold by the selling stockholder or (3) the date on which the selling stockholder is able to sell all of the shares registered under this registration statement pursuant to section (k) of Rule 144 (or its successor rule) promulgated under the Securities Act of 1933 or any other rule or regulation of the Securities and Exchange Commission that may at any time permit the selling stockholder to sell the shares to the public without registration.

LEGAL MATTERS

        Hale and Dorr LLP has opined as to the validity of the securities being offered by this prospectus. Partners of Hale and Dorr LLP hold an aggregate of 1,200 shares of our common stock.

EXPERTS

        The consolidated financial statements of Millennium Pharmaceuticals, Inc. appearing in our Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our Securities and Exchange Commission filings are also available to you on the Securities and Exchange Commission’s Internet site at http://www.sec.gov.

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from the Securities and Exchange Commission’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus information that we file with the Securities and Exchange Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. Information contained in this prospectus and information that we file with the Securities and Exchange Commission in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

•	Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 7, 2003

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed on May 6, 2003

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 12, 2003

•	Current Report on Form 8-K filed on April 22, 2003

•	Current Report on Form 8-K filed on June 6, 2003

•	Current Report on Form 8-K filed on July 1, 2003

•	All of our filings pursuant to the Securities Exchange Act of 1934 after the date of filing the initial registration statement and prior to the effectiveness of the registration statement

•	The description of securities contained in our registration statements on Form 8-A filed under the Exchange Act dated April 26, 1996, as updated by a Current Report on Form 8-K dated April 25, 2000, a Form 8-A dated April 5, 2001, and a Current Report on Form 8-K dated January 18, 2002 and including any amendment or report filed for the purpose of updating such description

        You may request, orally or in writing, a copy of these documents, which will be provided to you without charge, by contacting:

Investor Relations Millennium Pharmaceuticals, Inc. 75 Sidney Street Cambridge, Massachusetts 02139 (617) 679-7000

        You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any supplement that we have referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.        OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Millennium (except any underwriting discounts and commissions and expenses incurred by the selling stockholder for any brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholder in disposing of shares). All amounts shown are estimates except the Securities and Exchange Commission filing fee.

Filing Fee – Securities and Exchange Commission	$16,048
Legal fees and expenses	10,000
Accounting fees and expenses	10,000
Miscellaneous Expenses	1,000

Total Expenses	$37,048

ITEM 15.        INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Article Nine of our Amended and Restated Certificate of Incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty. It also provides that a director or officer:

•	shall be indemnified by Millennium against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of Millennium) brought against him by virtue of his position as a Millennium director or officer if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Millennium, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and

•	shall be indemnified by Millennium against all expenses (including attorneys’ fees) and amounts paid in settlement incurred in connection with any action by or in the right of Millennium brought against him by virtue of his position as a Millennium director or officer if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of Millennium, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to Millennium, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses.

        In addition, to the extent that a director or officer has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he is required to be indemnified by Millennium against all expenses (including attorneys’ fees) incurred. Expenses will be advanced to a Director or officer at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

        Indemnification is required to be made unless Millennium determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by Millennium that the director or officer did not meet the applicable standard of conduct required for indemnification, or if Millennium fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give Millennium notice of the action for which indemnity is sought and Millennium has the right to participate in such action or assume the defense thereof.

        Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        Millennium has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

ITEM 16.        EXHIBITS

        The Exhibit Index immediately preceding the exhibits is incorporated herein by reference.

ITEM 17.        UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii.	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

iii.	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in this Registration Statement.

2)	That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on September 29, 2003.

MILLENNIUM PHARMACEUTICALS, INC.
By	/s/ KENNETH M. BATE

Kenneth M. Bate
Executive Vice President, Head of Commercial Operations and Chief Financial Officer

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Millennium Pharmaceuticals, Inc., hereby severally constitute and appoint Mark J. Levin, Kenneth M. Bate and Joel S. Goldberg and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Millennium Pharmaceuticals, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARK J. LEVIN Mark J. Levin	Chairperson of the Board, President and Chief Executive Officer (Principal Executive Officer)	September 29, 2003

/s/ KENNETH M. BATE Kenneth M. Bate	Executive Vice President, Head of Commercial Operations and Chief Financial Officer (Principal Financial and Accounting Officer)	September 29, 2003

/s/ VAUGHN M. KAILIAN Vaughn M. Kailian	Vice Chairperson and Director	September 29, 2003

Charles J. Homcy	Senior R&D Advisor and Director

/s/ EUGENE CORDES Eugene Cordes	Director	September 29, 2003

/s/ SHAUN R. COUGHLIN Shaun R. Coughlin	Director	September 29, 2003

/s/ GINGER L. GRAHAM Ginger L. Graham	Director	September 29, 2003

/s/ A. GRANT HEIDRICH, III A. Grant Heidrich, III	Director	September 29, 2003

/s/ RAJU S. KUCHERLAPATI Raju S. Kucherlapati	Director	September 29, 2003

/s/ ERIC S. LANDER Eric S. Lander	Director	September 29, 2003

/s/ EDWARD D. MILLER, JR. Edward D. Miller, Jr.	Director	September 29, 2003

/s/ NORMAN C. SELBY Norman C. Selby	Director	September 29, 2003

/s/ KENNETH E. WEG Kenneth E. Weg	Director	September 29, 2003

EXHIBIT INDEX

Exhibit No.	Description
4.1(1)	Amended and Restated Certificate of Incorporation of the registrant, as amended

4.2(2)	Amended and Restated By-Laws of the registrant, as amended

4.3(3)	Rights Agreement dated April 5, 2001 between the registrant and State Street Bank and Trust Company, N.A.

5.1	Opinion of Hale and Dorr LLP

23.1	Consent of Ernst & Young LLP

23.2	Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith

24.1	Power of Attorney (included on the signature page to this registration statement)

(1)	Incorporated herein by reference to the registrant’s (SEC file no. 0-28494) Form 10-Q for the quarter ended March 31, 1996 filed on June 20, 1996, the registrant’s Current Report on Form 8-K filed on April 13, 2000 and the registrant’s Form 10-Q for the quarter ended March 31, 2001 filed on April 19, 2001.

(2)	Incorporated herein by reference to the registrant’s (SEC file no. 0-28494) Form 10-Q for the quarter ended March 31, 1996 filed on June 20, 1996, the registrant’s Form 10-Q for the quarter ended March 31, 2000 filed on May 2, 2000 and the registrant’s Form 10-Q for the quarter ended September 30, 2000 filed on November 9, 2000.

(3)	Incorporated herein by reference to the registrant’s (SEC file no. 0-28494) Current Report on Form 8-K filed on April 5, 2001.